

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2021

Stephen N. Cannon
Chief Executive Officer
Archimedes Tech SPAC Partners Co.
2093 Philadelphia Pike #1968
Claymont, DE 19703

      Re: Archimedes Tech SPAC Partners Co.
          Draft Registration Statement on Form S-1
          Submitted January 15, 2021
          CIK No. 0001840856

Dear Mr. Cannon:

    We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Cover Page

1.   We note you disclose that your common stock will not trade separately unless and until you consummate an initial business combination. Please disclose whether you intend to list your common stock on Nasdaq following the initial business combination.

Significant Prior SPAC Experience, page 3

2.   Please ensure that the information in this section regarding management's background is balanced, with equally prominent discussion of any management experience with similar transactions or business initiatives that generated losses for investors or that were not completed.

Prospectus Summary
The Offering, page 7

3.   We note your disclosure on page 9 that if a registration statement covering the shares of common stock issuable upon exercise of the warrants is not effective within a "specified period" following the consummation of your initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when you shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. Please revise to disclose such "specified period."

Use of Proceeds, page 42

4.   We note you disclose here and on page 82 that other than the $10,000 per month administrative fee and repayment of loans to your sponsor, no compensation or fees of any kind, including finder's, consulting fees and other similar fees, will be paid to your sponsor, initial stockholders, members of your management team or their respective affiliates for services rendered prior to or in connection with the consummation of your initial business combination. However, we also note you disclose on pages 13 and 82 that you may pay consulting, success or finder fees to your sponsor, officers, directors, initial stockholders or their affiliates in connection with the consummation of your initial business combination. Please revise to reconcile this discrepancy.

5.   We note you disclose here and on page 50 that you will use $120,000, or $10,000 per month for up to 12 months, of the $750,000 of net proceeds not held in the trust account to pay an administrative fee. However, we note that you have 18 months from the closing of this offering (or up to 21 months if a definitive agreement with respect to the proposed business combination has been executed within 18 months) to complete an initial business combination. We further note you disclose on page 73 that you will pay SPAC Partners LLC $10,000 per month for providing you with office space and certain office and secretarial services through the acquisition of a target business. Please advise or revise.

Proposed Business
Liquidation if No Business Combination, page 62

6.   We note you disclose here that you intend to redeem your public subunits as soon as reasonably possible following your 21st month, but you disclose on page 15 that if you are unable to complete an initial business combination by 18 months from the closing of this offering (or up to 21 months if a definitive agreement with respect to a proposed business combination has been executed within 18 months), you will, as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public subunits. Please advise or revise.

Financial Statements, page F-1

7. You have selected December 31 as your fiscal year end, but you present audited financial statements as of January 4, 2021 and for the period from September 15, 2020 (inception) through January 4, 2021. Tell us how you considered presenting audited financial statements as of and for the period through December 31, 2020. Refer to Rule 8-02 of Regulation S-X.

You may contact Shannon Buskirk, Staff Accountant, at (202) 551-3717 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Giovanni Caruso